

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 19, 2016

Mr. David P. Bauer
Treasurer and Principal Financial Officer
National Fuel Gas Company
6363 Main Street
Williamsville, New York 14221

> **Re:** **National Fuel Gas Company**
> **Form 10-K for the Fiscal Year Ended September 30, 2015**
> **Filed November 20, 2015**
> **File No. 1-3880**

Dear Mr. Bauer:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 66

1. We note that the auditor's report does not include an opinion on the financial statement schedule. Please revise.

Consolidated Statements of Income and Earnings Reinvested in the Business, page 67

2. Please tell us your consideration of separately disclosing net sales and related costs and expenses of tangible products and revenues from services in accordance with Rule 5-03(b)(1) and (2) of Regulation S-X.

David P. Bauer
National Fuel Gas Company
January 19, 2016
Page 2

Notes to Consolidated Financial Statements

Note B – Asset Retirement Obligations, page 79

3. Please present liabilities incurred and revisions of estimates as separate line items in the reconciliation of beginning and ending asset retirement obligations. Refer to ASC 410-20-50-1c.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Karen Camiolo
      Controller and Principal Accounting Officer